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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Empire Resorts, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   292052 10 7
                               ------------------
                                 (CUSIP Number)


                             Concord Associates, L.P.
                             c/o Cappelli Enterprises, Inc.
                             115 Stevens Avenue
                             Valhalla, NY 10595
                             Attention: Louis R. Cappelli

                             With a copy to:

                             Herrick, Feinstein LLP
                             2 Park Avenue
                             New York, NY 10016
                             Attention: Louis Goldberg, Esq.
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 12, 2006
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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

CUSIP No. 292052 10 7
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        1.      Name of Reporting Persons: Concord Associates, L.P.

                I.R.S.  Identification  Nos. of above persons  (entities  only):
                13-4008929
--------------------------------------------------------------------------------
        2.      Check  the   Appropriate  Box  if  a  Member  of  a  Group
                (See Instructions)

                (a)     [ ]
                (b)     [X]
--------------------------------------------------------------------------------
        3.      SEC Use Only
--------------------------------------------------------------------------------
        4.      Source of Funds: OO
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6.      Citizenship or Place of Organization

                New York

--------------------------------------------------------------------------------
                7.      Sole Voting Power: 0
                ----------------------------------------------------------------
Number of
Shares          8.      Shared Voting Power: 3,500,000 shares (1)
Beneficially    ----------------------------------------------------------------
by Owned by
Each Reporting  9.      Sole Dispositive Power: 0
Person With     ----------------------------------------------------------------

                10.     Shared Dispositive Power: 3,500,000 shares (1)
--------------------------------------------------------------------------------
        11.     Aggregate Amount  Beneficially  Owned by Each Reporting  Person:
                3,500,000 shares (1)
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
        13.     Percent of Class Represented by Amount in Row (11): 11.48% (2)
--------------------------------------------------------------------------------
        14.     Type of Reporting Person (See Instructions): PN
--------------------------------------------------------------------------------

(1) Includes (i) 2,500,000 shares of Common Stock purchased by Concord Associates, L.P. on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P., a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates, L.P. and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates, L.P. (as so amended, the "Option Agreement") and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

(2) Based upon a total of 30,488,886 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,488,886 shares of Common Stock outstanding as of May 3, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and (ii) 1,000,000 shares of Common Stock which are subject to the Option Agreement.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
        1.      Name of Reporting Persons: Convention Hotels LLC

                I.R.S.  Identification  Nos. of above persons  (entities  only):
                20-8995939
--------------------------------------------------------------------------------
        2.      Check  the   Appropriate  Box  if  a  Member  of  a  Group
                (See Instructions)

                (a)     [ ]
                (b)     [X]
--------------------------------------------------------------------------------
        3.      SEC Use Only
--------------------------------------------------------------------------------
        4.      Source of Funds: OO
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6.      Citizenship or Place of Organization

                Delaware
--------------------------------------------------------------------------------
                7.      Sole Voting Power: 0
                ----------------------------------------------------------------
Number of
Shares          8.      Shared Voting Power: 3,500,000 shares (1)
Beneficially    ----------------------------------------------------------------
by Owned by
Each Reporting  9.      Sole Dispositive Power: 0
Person With     ----------------------------------------------------------------

                10.     Shared Dispositive Power: 3,500,000 shares (1)
--------------------------------------------------------------------------------
        11.     Aggregate Amount  Beneficially  Owned by Each Reporting  Person:
                3,500,000 shares (1)
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
        13.     Percent of Class Represented by Amount in Row (11): 11.48%(2)
--------------------------------------------------------------------------------
        14.     Type of Reporting Person (See Instructions): OO, HC
--------------------------------------------------------------------------------

(1) Includes (i) 2,500,000 shares of Common Stock purchased by Concord Associates, L.P. on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P., a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates, L.P. and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates, L.P. (as so amended, the "Option Agreement") and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

(2) Based upon a total of 30,488,886 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,488,886 shares of Common Stock outstanding as of May 3, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and (ii) 1,000,000 shares of Common Stock which are subject to the Option Agreement.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
        1.      Name of Reporting Persons: Catskill Resort Group LLC

                I.R.S.  Identification  Nos. of above persons  (entities  only):
                13-4109858
--------------------------------------------------------------------------------
        2.      Check  the   Appropriate  Box  if  a  Member  of  a  Group
                (See Instructions)

                (a)     [ ]
                (b)     [X]
--------------------------------------------------------------------------------
        3.      SEC Use Only
--------------------------------------------------------------------------------
        4.      Source of Funds: OO
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6.      Citizenship or Place of Organization

                New York
--------------------------------------------------------------------------------
                7.      Sole Voting Power: 0
                ----------------------------------------------------------------
Number of
Shares          8.      Shared Voting Power: 3,500,000 shares (1)
Beneficially    ----------------------------------------------------------------
by Owned by
Each Reporting  9.      Sole Dispositive Power: 0
Person With     ----------------------------------------------------------------

                10.     Shared Dispositive Power: 3,500,000 shares (1)
--------------------------------------------------------------------------------
        11.     Aggregate Amount  Beneficially  Owned by Each Reporting  Person:
                3,500,000 shares (1)
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
        13.     Percent of Class Represented by Amount in Row (11): 11.48%(2)
--------------------------------------------------------------------------------
        14.     Type of Reporting Person (See Instructions): OO, HC
--------------------------------------------------------------------------------

(1) Includes (i) 2,500,000 shares of Common Stock purchased by Concord Associates, L.P. on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P., a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates, L.P. and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates, L.P. (as so amended, the "Option Agreement") and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

(2) Based upon a total of 30,488,886 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,488,886 shares of Common Stock outstanding as of May 3, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and (ii) 1,000,000 shares of Common Stock which are subject to the Option Agreement.

This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 30, 2005 by Concord Associates, L.P., a New York limited partnership ("Concord Associates"), Convention Hotels, Inc., a New York corporation ("Convention Hotels") and Catskill Resort Group LLC, a New York limited liability company ("Catskill Resort Group") (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D on December 30, 2005 by Concord Associates, Convention Hotels and Catskill Resort Group, as further amended by Amendment No. 2 to Schedule 13D on January 3, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group and as further amended by Amendment No. 3 to Schedule 13D on March 22, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group (the Original Schedule 13D, as amended, the "Schedule 13D"). This amendment to the Schedule 13D reflects that effective as of September 12, 2006, Convention Hotels LLC, a Delaware limited liability company, became the general partner of Concord Associates, in place of Convention Hotels, Inc. The following amendments to the
Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

        Item 2 is restated in its entirety to read as follows:

This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Concord Associates, L.P., a New York limited partnership ("Concord Associates"); (ii) Convention Hotels LLC, a Delaware limited liability company ("Convention Hotels"); and (iii) Catskill Resort Group LLC, a New York limited liability company ("Catskill Resort Group"). Such filing persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

Set forth below is certain information relating to the Reporting Persons:

(1) Concord Associates, L.P.: Concord Associates is a New York limited partnership. The principal activity of Concord Associates is to hold ownership interests in real property. The principal business address of Concord Associates is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, NY 10595. The general partner of Concord Associates is Convention Hotels. The sole member of Convention Hotels is Catskill Resort Group.

(2) Convention Hotels LLC: Convention Hotels is a Delaware limited liability company. The principal activity of Convention Hotels is to hold ownership interests in real property. The principal business address of Convention Hotels is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, NY 10595. The sole member of Convention Hotels is Catskill Resort Group.

(3) Catskill Resort Group LLC: Catskill Resort Group is a New York limited liability company. The principal activity of Catskill Resort Group is to hold ownership interests in real property. The principal business address of Catskill Resort Group is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, NY 10595. The managing members of Catskill Resort Group are Cappelli Resorts, LLC and Melville-Catskill, LLC, each of which holds a 50% membership interest in Catskill Resort Group.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Subsection (a) of Item 5 is restated in its entirety to read as follows:

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of Empire: (i) 2,500,000 shares of Common Stock purchased by Concord Associates on January 26, 2007 in connection with the exercise in part of the Option Agreement and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

As a result, the Reporting Persons may be deemed to beneficially own an aggregate of 11.48% of Empire's Common Stock (which is calculated based upon a total of 30,488,886 shares of Common Stock and which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,488,886 shares of Common Stock outstanding as of May 3, 2007 as reported in Empire's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 2007
                                                 CONCORD ASSOCIATES, L.P.

                                                 By: Convention Hotels LLC,
                                                     as General Partner


                                                     By: /s/ FRANK ADIPIETRO
                                                         -----------------------
                                                         Frank Adipietro
                                                         Authorized Person

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 2007
                                                 CONVENTION HOTELS LLC


                                                 By: /s/ FRANK ADIPIETRO
                                                     ---------------------------
                                                     Frank Adipietro
                                                     Authorized Person

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 2007
                                CATSKILL RESORT GROUP LLC

                                By: Cappelli Resorts, LLC,
                                    as Managing Member


                                    By: /s/ LOUIS R. CAPPELLI
                                        ----------------------------------------
                                        Louis R. Cappelli
                                        President


                                By: Melville-Catskill, LLC,
                                    as Managing Member


                                    By: Reckson Strategic Venture Partners, LLC,
                                        its managing member


                                        By: /s/ FRANK ADIPIETRO
                                            ------------------------------------
                                            Frank Adipietro
                                            Authorized Person